MICHAEL W. ZELENTY DIRECT DIAL NUMBER (973) 966-8125 E-MAIL MZELENTY@PITNEYHARDIN.COM	PITNEY HARDIN LLP (MAIL TO) P.O. BOX 1945 MORRISTOWN, NEW JERSEY 07962-1945 (DELIVERY TO) 200 CAMPUS DRIVE FLORHAM PARK, NEW JERSEY 07932-0950 (973) 966-6300 FACSIMILE (973) 966-1015	NEW YORK, NEW YORK (212) 297-5800 FACSIMILE (212) 916-2940 BRUSSELS, BELGIUM 32-02-514-54-19 FACSIMILE 32-02-514-16-59

January 6, 2006

VIA OVERNIGHT DELIVERY SERVICE

Jessica Livingston, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Mail Stop MP4569

Washington, DC 20549

Re:	Community Partners Bancorp (the “Company”) Form S-4 filed November 10, 2005 File No. 333-129638 (the “Registration Statement”)

We have received and reviewed your December 9, 2005 comment letter on the Registration Statement. The Company’s responses to the comments are set forth below. For your convenience we have enclosed two copies of Amendment No. 1 to the Registration Statement. This letter and the Amendment are being filed via EDGAR on January 6, 2006.

Outside Front Cover Page of the Prospectus

1.	SEC Comment: Disclose here and in the summary that Town Bank shareholders will not know their exchange ratio when they vote.

Response: We made the additional requested disclosure in the first paragraph on the outside front cover page of the prospectus, and in the summary at the end of the fourth bullet under the heading Structure of the Acquisition and Conversion of Two River and Town Bank Stock, Options and Warrants on page 5.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

2. SEC Comment: Disclose here and in the summary the voting agreement with Town Bank directors to vote their 34% ownership interest in favor of the acquisition.

Response: We made the additional requested disclosure in the third paragraph on the outside front cover page of the prospectus. The disclosure was already provided in the summary under the heading Special Meeting of Town Bank’s Shareholders on page 7. To draw more attention to the disclosure in the summary, we revised the heading to read “Special Meeting of Town Bank’s Shareholders; Required Vote; Voting Agreement”.

3. SEC Comment: Disclose that insiders own 20% of the Two River Bank stock and intend to vote in favor of the acquisition.

Response: We made the additional requested disclosure in the third paragraph on the outside front cover page of the prospectus, also indicating that none of the Two River insiders have entered into agreements obligating them to vote in favor of the acquisition.

4. SEC Comment: Disclose the right of the parties to terminate the acquisition if 10% of shareholders dissent.

Response: We made the additional requested disclosure in a new paragraph following the third paragraph on the outside front cover page of the prospectus.

Summary, page 4

5. SEC Comment: Briefly state how shareholder rights materially change or diminish.

Response: We added a paragraph to the summary on page 6 in which we state that a Two River shareholder’s percentage ownership interest in Community Partners will be approximately 37% less on a non-diluted basis (and 34.2% on a fully-diluted basis) than the shareholder’s percentage ownership interest in Two River prior to the acquisition and that a Town Bank shareholder’s percentage ownership interest in Community Partners will be approximately 63% less on a non-diluted basis (and 65.8% on a fully-diluted basis) than the shareholder’s percentage ownership interest in Town Bank prior to the acquisition.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Determination of the Acquisition Consideration, page 5

6. SEC Comment: Expand to be more specific about how you determined the price. For example, briefly discuss what it was about the “relative assets, earnings, capitalization and the financial, operating and market positions of the banks” that led to the determination of the exchange ratios.

Response: We added two sentences to the end of the paragraph under the referenced heading on page 6 that explain that these factors in the aggregate indicate relative ownership shares of approximately 63% and 37%, on a non-diluted basis, for Two River and Town Bank, respectively, and that the pricing negotiated by the parties reflected their perceptions of the current state of the bank mergers and acquisitions market.

Interests of Directors and Executive Officers in the Acquisition, page 7

7. SEC Comment: Change the heading to specify that the interests are financial.

Response: The heading now reads “Financial Interests of Directors and Executive Officers in the Acquisition”.

8. SEC Comment: Quantify here and in the main section the compensation payable as a result of the change in control, supplemental executive retirement, severance and employment agreements and the board positions.

Response: We made the additional requested disclosure regarding the compensation payable as a result of the change in control, supplemental executive retirement, severance and employment agreements in the second paragraph under the heading Board of Directors and Management of Community Partners on page 8 and in the first paragraph under the heading Interests of Certain Town Bank Directors and Executive Officers in the Acquisition on page 47. We further disclosed that at some time after the acquisition closes, we expect to consider entering into new agreements with some or all of our executive officers that will replace their existing agreements with the respective bank for which they work.

We made the additional requested disclosure regarding the compensation payable as a result of board positions in the third paragraph under the heading Board of Directors and Management of Community Partners on page 8 and in the paragraph under the heading Compensation of Directors on page 157.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Tax Consequences, page 8

9. SEC Comment: Please change the heading to state the tax free nature of the stock exchange.

Response: The heading now reads “Expected Tax Free Nature of Exchange and Expected Taxable Gain on Any Cash Received”.

Comparative Per Share Financial Information . . . , page 16

10. SEC Comment: Either in the headnote or in a footnote briefly explain why there is an increase in pro forma equivalent book value per share for both companies.

Response: We made the additional requested disclosure by adding a sentence to the end of the second paragraph under the heading “Comparative Per Share Financial Information of Community Partners Bancorp” on page 17 which explains that the increase in the pro forma combined book value per share and the pro forma equivalent book value per share for Two River and Town, respectively, over historical amounts is due to the $24.6 million increase in pro forma shareholders’ equity for the combined companies resulting from the estimated purchase accounting adjustments to be recorded, and that the increase consists primarily of the $24.4 million in estimated goodwill established.

Risk Factors, page 18

11. SEC Comment: Please revise your risk factors to include a discussion of the possible risk to Town Bank shareholders if Two River’s average stock price exceeds $18.80. Discuss the impact it will have on the transaction exchange ratio and transaction value.

Response: We added a new risk factor on page 21, entitled “If the Two River Average Price is greater than $18.80 per share, Town Bank shareholders will receive a reduced percentage interest in Community Partners,” to address this particular risk.

The Acquisition, page 24

12. SEC Comment: In the third paragraph on page 25, clarify how the $20 per Town Bank share was determined as an approximate value in the proposed acquisition.

Response: We added a sentence to the end of the referenced paragraph clarifying that the $20 per Town Bank share reflects negotiations between the banks and each bank’s perception of pricing in the current bank merger and acquisition market.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

13. SEC Comment: Here or in another appropriate section, discuss and quantify the anticipated operating efficiencies, revenue enhancements, synergies and cost savings of the acquisition or state that neither company has quantified these potential savings and enhancements. Also clarify when the savings will be realized. If the parties or their representatives have projected the areas of savings, disclose the areas. If the parties anticipate that job cuts will produce a material portion of the savings, disclose the estimated number of job cuts. Please make corresponding disclosure in the summary.

Response: We revised the disclosure in the summary on page 4 under the heading Reasons for the Acquisition and on page 27 under the newly added heading Potential Cost Savings and Enhancements, to discuss operating efficiencies, revenue enhancements, and potential cost savings and to indicate that we do not anticipate that job cuts will produce material cost savings.

14. SEC Comment: Please disclose all material nonpublic information, including projections, forward-looking financial information and forecasts that crossed over, directly or indirectly, between the parties or any of their representatives or agents. We note the statements made in the summaries of the advisors’ opinions that they received such information from the other party. We also note the statements that this information was not intended to be made public. Disclose the underlying assumptions and appropriate qualifications.

Response: We made the additional requested disclosure in a new section under the heading Nonpublic Financial Projections Shared by Two River and Town Bank on page 27.

Opinion of Two River’s Financial Advisor, page 26

Opinion of Town Bank’s Financial Advisor, page 35

15. SEC Comment: Please clarify whether all material portions of the analysis are summarized. We note item (xiii) on page 28 and item (i) on page 36.

Response: We added language to the second paragraph under the heading Opinion of Two River’s Financial Advisor on page 28 and to the third paragraph under the heading Opinion of Town Bank’s Financial Advisor on page 37 to clarify that the description of all material analysis associated with each financial advisor’s opinion is set forth in the following paragraphs.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

16. SEC Comment: Expand to state the specific conclusions reached by the advisor in each analysis.

Response: We expanded the disclosure to state the specific conclusions reached by the advisor in each analysis, under the headings Conclusion of Two River’s Financial Advisor on page 36 and Conclusion of Town Bank’s Financial Advisor on page 43. Each of Curtis Securities and Janney advised us that it stands by its statement in its opinion and in the summary of its opinion contained in the registration statement that its opinion is not susceptible to partial analysis and must be taken as a whole, as indicated in the second paragraph on page 31 with respect to Curtis Securities and the first paragraph on page 39 with respect to Janney.

17. SEC Comment: Please disclose that each advisor has reviewed and consented to the use of its opinion in the registration statement. In this regard, the advisor should amend his opinion included as Annex D to clarify that it consents to the inclusion of its opinion and its summary in the registration statement and prospectus.

Response: We disclosed in the first paragraph under the heading Opinion of Two River’s Financial Advisor on page 28 that Curtis Securities has reviewed and consented to the use of its opinion in the registration statement and in the fourth paragraph under the heading Opinion of Town Bank’s Financial Advisor on page 37 that Janney has reviewed and consented to the use of its opinion in the registration statement. Each advisor amended its opinion to clarify that it consents to the inclusion of its opinion and its summary in the registration statement and prospectus, and we have filed the amended opinions as Annex D and Annex E, respectively, to the joint proxy statement/prospectus.

18. SEC Comment: Please provide the advisors’ board books and copies of any other materials provided or made available to directors in connection with approving the acquisition.

Response: Copies of the materials dated August 16, 2005 provided by Curtis Securities to the Two River board of directors and the materials dated August 16, 2005 provided by Janney to the Town Bank board of directors are being provided to the staff under separate cover with a request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. §200.83.

19. SEC Comment: At the bottom of page 33 and top of page 40, expand to quantify the accretion and dilution.

Response: We expanded this disclosure, which is now on the bottom of pages 35 and 42, to quantify the accretion and dilution.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Interests of Certain Town Bank Directors and Executive Officers . . ., page 44

20. SEC Comment: Paragraph two notes that the agreement expires on December 31, 2005 which will be before the acquisition. Please explain the relevance to the transaction.

Response: Since the time that we filed the registration statement, the agreements were extended to March 31, 2006. We revised the disclosure on page 47 to reflect the new expiration date.

Unaudited Pro Forma Combined Financial Information, page 63

21. SEC Comment: Please revise your pro forma combined financial information to use Community Partners estimated statutory tax rate. Alternatively, please revise your note (16) on page 69 to explain how you determined the incremental blended tax rate and why using this tax rate is more appropriate than the statutory tax rate for your pro forma financial presentation. Refer to Instruction 7 of Rule 11-02(b) of Regulation S-X.

Response: We revised note (17) (formerly note (16)) under Note 3 - Pro Forma Adjustments on page 75 to disclose that the 40% rate was the statutory tax rate.

Unaudited Pro Forma Combined Condensed Balance Sheet, page 64

22. SEC Comment: Please revise to disclose the par value of the Community Partners common stock used to record the issuance of the common stock. Please reconcile this with your disclosure on page 70 that the Community Partners common stock will have no par value.

Response: We revised the Unaudited Pro Forma Combined Balance Sheet on page 67, revised Note (9) under Note 3 - Pro Forma Adjustments on page 74 and added Note (10) on the same page under the same heading to reflect common stock with no par value.

Allowance for Loan Losses, page 104

23. SEC Comment: Here or elsewhere in another logical place, please consider including the ratio of the allowance for loan losses to non-performing loans.

Response: We made the requested disclosure by adding a line item for ratio of allowance for loan losses to non-performing loans in the five year table for Allowance for Loan Losses under the heading Allowance for Loan Losses on pages 111-112.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Bank-Owned Life Insurance, page 106

24. SEC Comment: Please expand the second sentence to clarify what the employee benefit expenses are.

Response: We expanded the second sentence in the paragraph under the heading Bank-Owned Life Insurance on page 113 to clarify the employee benefit expenses.

Business of Two River, page 112

Business of Town Bank, page 140

25. SEC Comment: For each loan type discussed on page 113 and 141, quantify it as a percentage of total loans. We note that the loan categories in the MD&A charts vary slightly from the narrative on pages 113 and 141.

Response: We made the requested disclosure by revising the Two River loan portfolio discussion beginning on page 120 and the Town Bank loan portfolio discussion beginning on page 149 to conform the categories to the MD&A table, and adding references to the percentage of total net loans represented by each category.

26. SEC Comment: Please expand the description of your market area to identify the major employers and to include demographic information concerning age, income and population growth.

Response: We made the requested disclosure by revising the Two River and Town Bank market area discussions on pages 119 and 148.

27. SEC Comment: Please disclose the associated risks with the loan types discussed on page 113 and 114.

Response: We made the requested disclosure in a new fourth paragraph under the heading Lending on page 120.

Note 1 – Basis of Pro Forma Presentation, page 67

28. SEC Comment: We note your disclosure that you estimate $585,000 of transaction costs related to the acquisition. Please reconcile this to your disclosure on page 19 that you estimate $1.2 million of costs related to the acquisition.

Response: We reconciled the disclosure by expanding the risk factor entitled “Community Partners, through Two River and Town Bank, will incur significant costs associated with the acquisition, which could have a material adverse effect on its results of

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

operations,” on page 20 to disclose that Two River’s total direct costs are estimated to be $675,000, Town Bank’s total direct costs are estimated to be $530,000 and Two River’s estimated direct costs are transaction costs included in the total estimated purchase price of the acquisition included in the Pro Forma Presentation.

29. SEC Comment: Please revise to describe the potential adjustments to the exchange ratio. Explain how the minimum and maximum exchange ratios are effectively capped, providing an example to demonstrate the impact on purchase price if Two River’s average stock price exceeds $18.80.

Response: We made the additional requested disclosure in a new third paragraph under Note 1—Basis of Pro Forma Presentation on page 72.

30. SEC Comment: If adjustments to the transaction exchange ratio would result in significantly different results, please revise your pro forma combined financial information to present the impact of using the minimum and maximum exchange ratio. If you do not believe the minimum or maximum exchange ratio would result in significantly different results, please include an explanation of why you believe this. Refer to Rule 11-02(b)(8) of Regulation S-X.

Response: We made the additional requested disclosure in a new third paragraph under Note 1—Basis of Pro Forma Presentation on page 72 and revised the Unaudited Pro Forma Combined Condensed Statements of Income on pages 68-71 to provide for pro forma earnings per share calculations at the minimum and maximum exchange ratios.

Note 2 – Calculation and Preliminary Allocation of Purchase Price, page 68

31. SEC Comment: Please revise to disclose your basis for the assumptions used in determining the fair value of options to be issued in the exchange.

Response: We revised the first paragraph under the heading Note 2 – Calculation and Preliminary Allocation of Purchase Price on page 73 to disclose the basis for the assumptions used in determining the fair value of options to be issued in the exchange.

32. SEC Comment: Please revise to disclose the treatment of unvested stock options. Refer to paragraph 85 of FIN 44.

Response: We revised the disclosure by adding the first sentence of the second paragraph under the heading Note 2 – Calculation and Preliminary Allocation of Purchase Price, which discloses that there will be no unvested stock options at time of acquisition.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Management’s Discussion and Analysis of Two River Community Bank, page 87

Results of Operations, page 93

33. SEC Comment: Please revise to describe the reasons for the increase in leasehold improvement services performed by Patock Construction and the impact on your results of operations.

Response: Patock Construction, a related party, was hired to construct leasehold improvements which were capitalized and are amortized over the lease term of 10 years, the amortization is included in occupancy expense, and amounts paid to Patock Construction for leasehold improvements for Two River’s new branch were ordinary and at a cost comparable to third party costs. Increase in occupancy expense is explained in the last two sentences in the first paragraph under the table under the heading “Non-Interest Expense” on page 101 due to the opening of new branches.

Loan Portfolio, page 102

34. SEC Comment: In light of the significance of your commercial real estate portfolio, please include this loan category in your tabular presentation of maturities and sensitivity to interest rate change on page 103.

Response: We added a loan category for our commercial real estate portfolio in the tabular presentation of maturities and sensitivity to interest rate change on page 109.

Management’s Discussion and Analysis of The Town Bank, page 118

Loan Portfolio, page 131

35. SEC Comment: Please revise your tabular presentation of loan maturities and sensitivity to interest rate changes on page 132 to separately disclose this information by category of loans. Refer to Item III.B of Industry Guide 3.

Response: Town Bank’s financial reporting systems do not allow for the presentation of the data in the table by those categories. Town Bank will add the reporting capability for future reporting purposes.

36. SEC Comment: In light of the significance of your commercial real estate portfolio, please include this loan category in your tabular presentation of maturities and sensitivity to interest rate changes on page 132.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Response: Town Bank’s financial reporting systems do not allow for the presentation of the data in the table by this category. Town Bank will add the reporting capability for future reporting purposes.

Two River Community Bank Consolidated Financial Statements

37. SEC Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: The Company has taken note of the updating requirements of Rule 3-12 of Regulation S-X. In accordance therewith, the financial statements of Two River in the amended Registration Statement are updated through September 30, 2005.

Consolidated Statements of Income, page FS-4

38. SEC Comment: We note your disclosure on page FS-16 that a director of the Bank is the principal of a company that performs services related to leasehold improvements. Please revise to separately disclose these related party services on the face of your financial statements. Refer to Rule 4-08(k) of Regulation S-X.

Response: Please see our response to SEC Comment No. 33. We revised the last paragraph under Note E - Premises and Equipment on page FS-16 to provide a more detailed description of the nature of the services performed and the related accounting policies. The related party transaction is now adequately disclosed in the footnote and not deemed material to separately disclose on the face of the financial statements.

Note B - Summary of Significant Accounting Policies, page FS-7

39. SEC Comment: We note you consolidate your wholly owned trust, Two River Community Bank Employer’s Trust. Please tell us what type of assets the trust holds, the amount of assets and why you have consolidated it in your financial statements.

Response: The trust was formed in November 2004 to hold bank-owned life insurance policies of $3.5 million. Two River contributed $3.5 million to the trust to purchase the policies. The trust was intended to be a “grantor trust” with the result that the corpus and income of the trust are treated as assets and income of the grantor, which is Two River; therefore, the trust is consolidated with Two River. The bank-owned life insurance is the only asset of the trust and had a carrying value of $3.63 million at September 30, 2005. The trust has no liabilities.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Loans and Allowance for Loan Losses, page FS-8

40. SEC Comment: Please revise to disclose your method for recognizing interest income on loans, loan origination fees, and loan origination costs. If you use a method that approximates the interest method, please tell us the difference between the method you use and the interest method for each period presented. Refer to paragraphs 5 and 18 of SFAS 91.

Response: We revised the first paragraph under Note B - Summary of Significant Accounting Policies; Note 3 - Loans and Allowance for Loan Losses Policy to disclose the method for recognizing interest income on loans, loan origination fees and loan origination costs.

41. SEC Comment: Please revise to disclose your policy for recognizing loan servicing fees. Describe the nature of loans for which you receive servicing fees.

Response: We added three sentences to the end of the fourth paragraph on page FS-9 under Note B - Summary of Significant Accounting Policies; Note 3 - Loans and Allowance for Loan Losses Policy, to disclose that the bank does not recognize any loan servicing fees, as the only loans that the bank services for others are participations sold to other banks and to indicate that loan sales consist only of commercial participations sold to other banks.

42. SEC Comment: We note your disclosure on page FS-9 that you account for transfers and servicing of financial assets in accordance with SFAS 140. Please revise to disclose the nature of the loans you typically sell or securitize, the structure of the transactions, and the nature of any recourse, retained interest or other continuing involvement. Please disclose your related accounting policies.

Response: As indicated in our immediately preceding response, we added three sentences to the end of the fourth paragraph on page FS-9 under Note B - Summary of Significant Accounting Policies; Note 3 - Loans and Allowance for Loan Losses Policy, to disclose that the Bank does not recognize any loan servicing fees as the only loans that the bank services for others are participations sold to other banks. The third of the three additional sentences discloses that the bank had no loans held for sale in 2005, 2004, 2003 or 2002.

43. SEC Comment: Please note that originations and proceeds from sales of loans held for sale should be reported as operating cash flows in your Statements of Cash Flows. Refer to paragraph 9 of SFAS 102.

Response: As indicated in our immediately preceding response, the bank had no loan participation held for sale at December 31, 2004 or 2003. We supplementally advise you that the bank sold only commercial loan participations to other banks in the amount of $9,901,000, $10,980,000 and $7,422,000 during the years ended December 31, 2004, 2003 and 2002, respectively, for legal lending limit compliance requirements. No gains or losses were recognized on these participations sold.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Stock-Based Compensation, page FS-10

44. SEC Comment: Please revise to disclose the volatility assumptions used in determining the fair value of option grants for each period in which your common stock was traded on the OTC Bulletin Board. Refer to paragraph 19 of SFAS 123.

Response: We revised the last sentence of the penultimate paragraph on page FS-11 to disclose the volatility assumptions.

Note E – Premises and Equipment, page FS-16

45. SEC Comment: We note your disclosure that a director of the Bank is the principal of a company that performs services related to leasehold improvements. In light of the increasing significance of these services to your results of operations, please revise to describe the nature of the services performed and your related accounting policies.

Response: We revised the last paragraph under Note E - Premises and Equipment on page FS-16 to provide a more detailed description of the nature of the services performed and the related accounting policies.

The Town Bank Consolidated Financial Statements

46. SEC Comment: Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response: The Company has taken note of the updating requirements of Rule 3-12 of Regulation S-X. In accordance therewith, the financial statements of Town Bank in the amended Registration Statement are updated through September 30, 2005.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Statements of Changes in Shareholders’ Equity, page FS-38

47. SEC Comment: We note your disclosure on page FS-41 that you paid a 5.00% stock distribution on June 1, 2004. Please revise your financial statements to reflect this stock dividend pursuant to paragraph 10 of Chapter 7 Section B of ARB 43. Alternatively, revise your disclosure on page FS-41 to describe how you recorded the distribution and your basis for that treatment.

Response: All Town Bank financial statements presented have been restated to reflect the 5.00% stock distribution. It used the par value method because its retained earnings were negative at the time of the declaration.

Note 1 – Nature of Operations and Significant Accounting Policies, page FS-41

Loans Held for Sale, page FS-43

48. SEC Comment: Please revise to disclose the nature of any recourse, retained interest or other continuing involvement related to loans sold or securitized. Please disclose your related accounting policies.

Response: Town Bank does not generally retain an interest or continuing involvement in loans sold, except to the extent the loan purchaser can claim fraud, or if the borrower does not make the first payment following the loan sale and the loan goes past due more than 90 days. Because of the very limited exposure, Town Bank does not believe a disclosure of accounting policies would be material.

Note 10 – Income Taxes, page FS-51

49. SEC Comment: We note your disclosure that you concluded that based upon taxes paid in the carry back period that it is more likely than not that the net deferred tax asset will be realized. Ian light of this disclosure please tell us how you determined the need for an the amount of your deferred tax asset valuation allowance at December 31, 2004. Refer to paragraphs 17 – 25 of SFAS 109.

Response: Town Bank concluded that it would need a valuation allowance at December 31, 2004 due to cumulative losses incurred in recent years. The cumulative losses are associated with the bank incurring five years of operating losses compared to only two years of operating profits. As a result of the operating losses, the bank did not have the availability to carry back its federal net operating losses. New Jersey law only permits carry forwards and the State has limited such carry forwards to 50%.

PITNEY HARDIN LLP

Jessica Livingston, Esq.

January 6, 2006

Exhibit 8.1

50. SEC Comment: We note that the tax opinion is furnished “solely” to Community Partners Bancorp. Please remove the word “solely” or otherwise clarify that shareholders voting on the acquisition may rely on the opinion.

Response: A new tax opinion, in which the word “solely” has been removed, is being furnished with the amended Registration Statement.

* * * * *

Attached is a written statement from the Company to the Commission acknowledging that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (973) 966-8125. Thank you.

Very truly yours,

/s/ MICHAEL W. ZELENTY
MICHAEL W. ZELENTY

Enclosures

cc:    Community Partners Bancorp

ACKNOWLEDGEMENT

In connection with the response by Community Partners Bancorp, a New Jersey corporation (the “Company”), to the comments set forth in the letter from the United States Securities and Exchange Commission (the “Commission”), dated December 9, 2005, addressed to Barry B. Davall, President and Chief Executive Officer of the Company, regarding the Company’s Registration Statement on Form S-4 filed with the Commission on November 10, 2005 (File No. 333-129638), the Company hereby acknowledges as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

IN WITNESS WHEREOF, the undersigned has executed this Acknowledgement as of January 6, 2006.

COMMUNITY PARTNERS BANCORP

By:	/s/ Barry B. Davall
Name:	Barry B. Davall
Title:	President and CEO